KCSA
Public Relations
Worldwide                                                               NEWS
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Public & Investor Relations, Corporate & Marketing Communications



FOR:                       Marketing Services Group, Inc.

KCSA                       David Sasso / Lee Roth
CONTACT:                   (212) 896-1213/1209
                           dsasso@kcsa.com / lroth@kcsa.com
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                                                       FOR IMMEDIATE RELEASE
                                                       ---------------------

Marketing Services Group Closes Sale of Grizzard Communications to Omnicom Group

New York, NY- August 1, 2001 Marketing Services Group (Nasdaq: MKTG), a leading relationship marketing company, announced today it has completed the sale of Grizzard Communications to Omnicom Group Inc. originally announced on July 19, 2001. Additionally, the closing of this transaction marks the final efforts by both Goldman Sachs and AR Management, Inc., which began earlier this year.

Commenting on the sale, Jeremy Barbera, Chairman and CEO of Marketing Services Group said, "When we announced the agreement to sell Grizzard on July 19, we indicated that the deal would close within 30 days. I am pleased that we were able to get this done as quickly as we did. The Company now plans to pay off all outstanding debt, both long and short-term. Following the elimination of this debt, we will have a cash position well in excess of $25 million. We look forward to updating the financial community on the Company's business strategy and financial expectations during our next conference in September.


MARKETING SERVICES/2

About Marketing Services Group
Marketing Services (Nasdaq: MKTG) is a leading relationship marketing company focused on assisting corporations with customer acquisition and retention strategies and solutions. Its customized marketing capabilities combine comprehensive traditional marketing tactics with an aggressive integration of sophisticated new media applications encompassing direct marketing, database management, analytics, interactive marketing services, telemarketing and media buying. Operating in seven major cities in the United States, the Company provides strategic services to Fortune 1000 and other prominent organizations in key industries including: Entertainment, Publishing, Fundraising, Business-to-Business, Education and Financial Services.

General Electric Company has been the largest shareholder of the Company since 1997. The corporate headquarters is located at 333 Seventh Avenue, New York, NY 10001. Telephone: 917-339-7100. Additional information is available on the Company's website: http://www.mktgservices.com.
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The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, consumer spending levels, adverse weather conditions and other factors could cause actual results to differ materially from the Company's expectations.


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